Filed pursuant to Rule 424(b)(3) and Rule 424(c)
Under the Securities Act of 1933 in connection with
Registration Statement No. 333-168314

PROSPECTUS SUPPLEMENT NO. 3
(TO PROSPECTUS DATED AUGUST 9, 2010)

CELSION CORPORATION
Common Stock

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This Prospectus Supplement No. 3 supplements and amends the prospectus dated August 9, 2010, which we refer to as the Prospectus, which forms a part of our Registration Statement on Form S-1 (Registration Statement No. 333-168314).  The Prospectus relates to the disposition from time to time of up to 2,444,434 shares of our common stock, which are held or may be held by the selling stockholder named in the Prospectus.  We are not selling any common stock under the Prospectus and this Prospectus Supplement No. 3, and will not receive any of the proceeds from the sale of shares by the selling stockholder named in the Prospectus.

We are filing this Prospectus Supplement No. 3 to reflect an additional draw down by us pursuant to the common stock purchase agreement by and between us and Small Cap Biotech Value, Ltd., or SCBV, dated as of June 17, 2010, and to update, amend and supplement the information included or incorporated by reference in the Prospectus with the information contained in the current report described below and the information contained under the caption "Recent Developments" set forth below.

On January 18, 2011, we filed with the Securities and Exchange Commission a current report on Form 8-K (the "Current Report").  Accordingly, the Current Report is attached to this Prospectus Supplement No. 3.

This Prospectus Supplement No. 3 should be read in conjunction with, and delivered with, the Prospectus and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement No. 3 supersedes the information contained in the Prospectus.  All references in the Prospectus to "this prospectus" are hereby amended to read "this prospectus (as supplemented and amended)".

This Prospectus Supplement No. 3 is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements to it.

Our common stock is listed on The NASDAQ Capital Market under the symbol "CLSN."  On January 14, 2011, the last reported sale price of our common stock on The NASDAQ Capital Market was $2.93.

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Investing in our common stock involves a high degree of risk.  You should review carefully the risks and uncertainties described under the heading "Risk Factors" beginning on page 6 of the accompanying  prospectus, and under similar headings included in our recent quarterly and annual reports filed with the Securities and Exchange Commission.

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Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying Prospectus to which this prospectus supplement relates are truthful or complete.  Any representation to the contrary is a criminal offense.

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The date of this prospectus supplement is January 18, 2011.

Selling Stockholder

The table appearing under the caption "Selling Stockholder" on page 23 of the Prospectus is hereby supplemented by inserting the following additional text at the end of footnote (1) to such table:

On December 15, 2010, we delivered notice to SCBV to effect a draw down.  In connection with this draw down, we issued an aggregate of 583,132 shares of our common stock to SCBV at an aggregate purchase price of $1,159,788.  The settlement date for this drawdown was December 30, 2010.  The price at which SCBV purchased these shares from us was established under the common stock purchase agreement by reference to volume weighted average prices of our common stock on the NASDAQ Capital Market for the period beginning December 15, 2010 and ending December 29, 2010, net of a discount of 6% per share.  Broker fees and other expenses associated with this draw totaled $34,118.

Recent Developments

The U.S. Food and Drug Administration (the "FDA") recently has designated our pivotal Phase III clinical study for ThermoDox®, in combination with radiofrequency ablation, as a Fast Track Development Program.  We have received written guidance from the FDA stating that, assuming the results of our ongoing studies are adequate, we may submit our New Drug Application ("NDA") for ThermoDox® pursuant to Section 505(b)(2) of the Federal Food, Drug and Cosmetic Act.  A 505(b)(2) NDA provides that some of the information from the reports required for marketing approval may come from studies that the applicant does not own or for which the applicant does not have a legal right of reference and permits a manufacturer to obtain marketing approval for a drug without needing to conduct or obtain a right of reference for all of the required studies.  The availability of Section 505(b)(2) and the designation of  ThermoDox® as a Fast Track Development Program will provide us with an expedited pathway to approval.  There can be no assurance, however, that the results of our ongoing studies will be adequate to obtain approval of ThermoDox® under Section 505(b)(2).

In addition, on October 1, 2010, the Company was advised that after reviewing data from 401 patients enrolled in our pivotal Phase III clinical study (the HEAT study) for ThermoDox®, the Data Monitoring Committee (the "DMC") for this trial unanimously recommended that the trial continue to enroll patients with the goal of reaching the 600 patients required to complete the study.    The DMC, comprised of an independent group of medical and scientific experts, reviews study data at regular intervals to ensure the safety of all patients enrolled in the trial, the quality of the data collected, and the continued scientific validity of the trial design.  In addition, the DMC has recommended, and confirmed such recommendation on November 24, 2010, a hold on enrollment of additional patients in this trial in Japan in accordance with the requirements of the DMC’s charter pending review by the DMC of certain safety and efficacy data as required by the Pharmaceuticals and Medical Devices Agency (PMDA) in Japan.  The DMC is expected to complete its review of this data at its next regularly scheduled meeting in early February 2011.  The Company expects that the DMC will permit resumption of enrollment of patients in Japan after it has completed review of this data, but there can be no assurance that such permission will be granted by the DMC in February or at all.  Notwithstanding this review period for patients in Japan, patient enrollment in this trial is continuing at 66 sites in ten other countries and the trial is over 82% enrolled toward the goal of 600 patients.